UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Equinix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29444U502

(CUSIP Number)

Ellyn Roberts, Esq.
Shartsis, Friese & Ginsburg LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111
415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Crosslink Capital, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,329,180
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,329,180

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,329,180

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 5.7%

14. Type of Reporting Person (See Instructions) IA, CO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Crossover Fund III Management, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 615,850
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 615,850

11. Aggregate Amount Beneficially Owned by Each Reporting Person 615,850

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13. Percent of Class Represented by Amount in Row (11) 2.6%

14. Type of Reporting Person (See Instructions) OO, IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Crosslink Ventures IV Holdings, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 692,400
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 692,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person 692,400

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 3.0%

14. Type of Reporting Person (See Instructions) OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Crosslink Verwaltungs GmbH

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 20,930
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 20,930

11. Aggregate Amount Beneficially Owned by Each Reporting Person 20,930

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0.0%

14. Type of Reporting Person (See Instructions) OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Michael J. Stark

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 30,594
8. Shared Voting Power 1,329,180
9. Sole Dispositive Power 30,594
10. Shared Dispositive Power 1,329,180

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,359,774

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 5.8%

14. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Seymour F. Kaufman

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,635
8. Shared Voting Power 1,329,180
9. Sole Dispositive Power 2,635
10. Shared Dispositive Power 1,329,180

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,331,815

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 5.7%

14. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Thomas Edward Bliska

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 210
8. Shared Voting Power 615,850
9. Sole Dispositive Power 210
10. Shared Dispositive Power 615,850

11. Aggregate Amount Beneficially Owned by Each Reporting Person 616,060

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 2.6%

14. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Daniel John Dunn

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 104
8. Shared Voting Power 615,850
9. Sole Dispositive Power 104
10. Shared Dispositive Power 615,850

11. Aggregate Amount Beneficially Owned by Each Reporting Person 615,954

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 2.6%

14. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

James Feuille

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,289
8. Shared Voting Power 713,330
9. Sole Dispositive Power 1,289
10. Shared Dispositive Power 713,330

11. Aggregate Amount Beneficially Owned by Each Reporting Person 714,619

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 3.0%

14. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

David I. Epstein

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 713,330
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 713,330

11. Aggregate Amount Beneficially Owned by Each Reporting Person 713,330

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 3.0%

14. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Gary Hromadko

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 150,000
8. Shared Voting Power -0-
9. Sole Dispositive Power 150,000
10. Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person 150,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0.6%

14. Type of Reporting Person (See Instructions) IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Crosslink Crossover Fund III, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XX

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 491,728
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 491,728

11. Aggregate Amount Beneficially Owned by Each Reporting Person 491,728

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 2.1%

14. Type of Reporting Person (See Instructions) PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Equinix, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 301 Velocity Way, Fifth Floor, Foster City, CA 94404.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Crosslink, Capital, Inc. ("Crosslink"), Crossover Fund III Management, L.L.C. ("Crossover III Management"), Crosslink Ventures IV Holdings, L.L.C. ("Ventures IV Holdings"), Crosslink Verwaltungs GmbH ("Verwaltungs"), Michael J. Stark, Seymour F. Kaufman, Thomas Edward Bliska, Daniel John Dunn, James Feuille, David I. Epstein, Gary Hromadko and Crosslink Crossover Fund III, L.P. ("Crossover III") (collectively, the "Filers").

(b) The business address of all of the Filers, except Verwaltungs, is:
Two Embarcadero Center, Suite 2200, San Francisco, CA 94111.

The address of Verwaltungs is:
Eschersheine Landstrasse 14, 60322 Frankfurt am Main, Germany.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Crosslink is the investment adviser to investment funds of which Crossover III Management, Ventures IV Holdings or Verwaltungs, each an affiliate of Crosslink, is the general partner, manager or holder of Class B Units, and other investment funds. Crossover III Management also is the investment adviser to investment funds. Mr. Stark and Mr. Kaufman are control persons of Crosslink. Mr. Stark, Mr. Kaufman, Mr. Dunn and Mr. Bliska are control persons of Crossover III Management. Mr. Stark, Mr. Feuille and Mr. Epstein are control persons of Ventures IV Holdings and Verwaltungs. Mr. Hromadko is a director of the Issuer.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

Item 3. Source and Amount of Funds or Other Consideration

On June 5, 2003, investment funds to which Crosslink or Crossover III Management is the investment adviser and to which Crossover III Management, Ventures IV Holdings or Verwaltungs is the general partner, manager or holder of Class B Units (the "Funds") purchased from the Issuer in a private placement (the "Private Placement") (a) Series A-2 Notes Due 2007 (the "A-2 Notes") in the aggregate principal amount of $10,000,000, convertible into 2,500,000 shares of the Stock at the option of the holder, subject to adjustment on the occurrence of certain events, (b) Common Stock Warrants (the "Warrants") for the purchase of 500,000 shares of the Stock at an exercise price of $0.01 per share, (c) Series A and Series B Cash Trigger Warrants for the purchase of shares of the Stock on the terms described in Item 6, and (d) Change in Control Warrants for the purchase of shares of the Stock on the terms described in Item 6 (collectively, the "Securities"). On June 6, 2003, the Filers exercised the Warrants on behalf of the Funds at an exercise price of $0.01 per share. On February 27, 2004, shares of the Stock totaling 257,250 issued on the exercise of the Warrants were distributed to investors in investment funds of which Crosslink is the investment adviser and of which Ventures IV Holdings or Verwaltungs is the general partner, manager or holder of Class B Units. On March 8, 2004, and March 9, 2004, shares of Stock totaling 25,000 and 17,750, respectively, issued on exercise of the Warrants were sold by the investment funds for which Crossover III Management serves as the investment adviser and the general partner or Class B Unitholder. On March 19, 2004, the Filers converted the A-2 Notes on behalf of the Funds into 2,375,000 shares of Stock. On August 2, 2004, shares of Stock totaling 325,380 issued on the exercise of the Warrants were distributed to investors in investment funds of which Crosslink is the investment adviser and of which Ventures IV Holdings or Verwaltungs is the general partner, manager or holder of Class B Units. On February 11, 2005, shares of Stock totaling 154,350 issued on the exercise of the Warrants were distributed to investors in investment funds of which Crosslink its the investment adviser, and of which Ventures IV Holdings or Verwaltungs is the general partner, manager or Class B unitholder. On March 2, 2005, shares of Stock totaling 290,332 issued on the exercise of the Warrants were distributed to investors in investment funds of which Crosslink its the investment adviser, and of which Crossover II Management is the general partner, manager or Class B unitholder. The source and amount of funds used in purchasing the Securities in the Private Placement and exercising the Warrants (with respect to the Stock issued on such exercise that the Filers continue to own after March 8, 2005) were as follows:

Purchaser	Source of Funds	Amount

Crosslink	AF(1)	$6,271,331
Crossover III Management	AF(2)	$3,300,611
Ventures IV Holdings	AF	$3,267,680
Verwaltungs	AF	$103,040
Crossover III	WC	$2,770,552
Gary Hromadko	PF	$500,250

(1) The amount shown for Crosslink includes funds of investment funds for which Ventures IV Holdings, Verwaltungs, Ventures IV and Crossover III Management serves as general partner or holder of Class B Units.

(2) The amount shown for Crossover III Management includes funds of Crossover III.

Item 4. Purpose of Transaction

None of the Filers has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of advisory clients of Crosslink or Crossover III Management for the purpose of investment. Other than as described herein, none of the Filers has any present plans or proposals which relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D. In connection with the Private Placement, the Issuer amended its bylaws to provide that a representative of the Filers would be nominated to serve as a director of the Issuer.

Crosslink or Crossover III Management may decide to purchase at any time or times on behalf of its advisory clients additional shares of the Stock or other securities of the Issuer. Crosslink or Crossover III Management may at any time or times cause its advisory clients to dispose of any or all securities of the Issuer in any lawful manner and as permitted by the agreements and other documents governing the Securities. Crosslink and Crossover III Management reserve on behalf of their advisory clients all of such clients' rights as stockholders of the Issuer and may exercise those rights in any manner that either of them considers to be in the interests of such clients.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

Each of Crosslink and Crossover III Management is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients. Those clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No single client holds more than 5% of the outstanding Stock. Crossover Fund III no longer holds more than 5% of the outstanding Stock and therefore no longer will file reports under Section 13 of the Securities Exchange Act of 1934, as amended, with respect to the Stock unless it otherwise is required to do so.

Crosslink, Crossover III Management, Ventures IV Holdings, Verwaltungs, Mr. Stark, Mr. Kaufman, Mr. Dunn, Mr. Feuille, Mr. Epstein, Mr. Bliska and Mr. Hromadko are filing this Schedule 13D jointly as a group, but disclaim membership in a group, within the meaning of Rule 13d-5(b) under the Exchange Act, with any other person not reporting on this Schedule 13D. Crossover Fund III is filing this Schedule 13D jointly with the other Filers, but not as members of a group, and it expressly disclaims membership in a group, within the meaning of Rule 13d-5(b), with any other person.

These securities are held directly by investment funds to which Crosslink or Crossover III Management is investment adviser, including Crossover Fund III, for the benefit of the investors in those funds. The Filers, except for Crossover Fund III, disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein. In addition, the filing of this Schedule 13D on behalf of Crossover Fund III should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner as defined in Rule 13d-3 under the Exchange Act, of any of the securities covered by this Schedule 13D.

The Filers effected the following transactions in the Stock pursuant to the Private Placement and the exercise of the Warrants on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since sixty days before the date on the cover page.

Name	Purchase or Sale	Date	Crossover III Management	Ventures IV Holdings	Verwaltungs	Personal Account	Price per Share
Crosslink	Distribution to investors	2/11/05		149,520	4,830		N/A See Note
James Feuille	N/A See Note	2/11/05				700	N/A See Note
Crosslink	Distribution to investors	3/2/05	351,997				N/A See Note
James Feuille	N/A See Note	3/2/05				589	N/A See Note
Crosslink	Sale	3/7/05	41,513				45.50
Crosslink	Sale	3/8/05	31,655				44.00

Note: These securities were distributed to the investors in other investment funds of which Crosslink is the investment adviser and of which Crossover IV Management, Ventures IV Holdings or Verwaltungs is the general partner, manager or holder of Class B Units. The 1,289 shares shown in the column entitled "Personal Accounts" are shares that were distributed in those transactions to Mr. Feuille as an investor in those funds.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

The Funds purchased the Securities under that certain Securities Purchase and Admission Agreement (the "SPAA"), which amended, and pursuant to which the Funds joined and became parties to, that certain Securities Purchase Agreement dated October 2, 2002 (the "SPA"), among the Issuer and the purchasers (the "A-1 Purchasers") of the Issuer's Series A-1 Notes Due 2007 issued on December 31, 2002 (the "A-1 Notes"), and other parties. The Funds also joined and became parties to that certain Master Pledge and Security Agreement dated December 31, 2002, pursuant to which the A-1 and A-2 Notes were secured by a security interest in all of the assets of the Issuer and certain of its subsidiaries that is second in priority to the security interest in such assets in favor of the Lenders as defined in that certain Second Amended and Restated Credit and Guaranty Agreement, dated as of December 31, 2002, by and among the Issuer, certain of its affiliates and the Lenders (the "Credit Agreement"). The Funds also became a party to an intercreditor agreement (the "Intercreditor Agreement") with the A-1 Purchasers and the Administrative and Collateral Agents under and as defined in the Credit Agreement, and a registration rights agreement granting the Funds the right to cause the Issuer to register under the Securities Act of 1933, as amended, the Stock underlying the A-2 Notes and the Warrants. On conversion of the A-2 Notes to the Stock, the Funds ceased to be parties to the Credit Agreement and the Intercreditor Agreement.

In connection with the Private Placement, the Filers also received Series A Cash Trigger Warrants to purchase shares of the Stock with an aggregate price of $2,500,000, Series B Cash Trigger Warrants to purchase shares of the Stock with an aggregate price of $5,000,000, and Change in Control Warrants to purchase shares of the Stock with an aggregate price of $10,000,000. The exercise price of the Series A Cash Trigger Warrants is the lesser of $9.792 or 90% of the current market value of the Stock at the time of exercise, subject to adjustment on the occurrence of certain events. The exercise price of the Series B Cash Trigger warrants is 90% of the current market value of the Stock at the time of exercise. The Series A and Series B Cash Trigger Warrants become exercisable on the date on which the Issuer fails to pay when due any installment of principal of any Loan as defined in the Credit Agreement, or defaults in its performance under certain covenants of the Credit Agreement.

The Change in Control Warrants become exercisable if there is a Change in Control of the Issuer, as defined in the SPA. The exercise price of the Change in Control Warrants is $0.01 per share of the Stock issued on exercise, subject to adjustment on the occurrence of certain events. The number of shares of the Stock issuable on exercise of the Change in Control Warrants is determined by a formula that depends on the date of a Change in Control and the current market value of the Stock at that time.

The Filers do not yet beneficially own the Stock that may be issued with respect to the Cash Trigger Warrants and the Change in Control Warrants within the meaning of Section 13(d) of the Exchange Act, and accordingly, no shares of that Stock are reported on this Schedule 13D.

Each of Crosslink and Crossover III Management is the investment adviser to investment funds pursuant to an investment management agreement for each fund that provides to Crosslink or Crossover III Management the authority, among other things, to invest the funds of such investment funds in the Stock, to vote and dispose of the Stock and to file this statement on behalf of such investment funds. Pursuant to an Agreement of Limited Partnership, Crossover III Management is entitled to allocations based on realized and unrealized gains of Crossover III. Crossover III Management, Ventures IV Holdings and Verwaltungs are entitled to allocations based on realized and unrealized gains of investment funds of which they are the general partner, manager or holder of Class B Units.

Item 7. Material to Be Filed as Exhibits

*Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

**Exhibit B Form of Securities Purchase Agreement dated October 2, 2002

***Exhibit C Form of Securities Purchase and Admission Agreement

***Exhibit D Form of Series A-2 Convertible Secured Note Due 2007

***Exhibit E Form of Common Stock Warrant

***Exhibit F Form of Series A Cash Trigger Warrant

***Exhibit G Form of Series B Cash Trigger Warrant

***Exhibit H Form of Change in Control Warrant

*Exhibit I Form of Master Pledge and Security Agreement

*Exhibit J Form of Intercreditor Agreement

*Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 9, 2002.

**Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 1, 2003.

***Incorporated by reference to Exhibit A, I and J, respectively, to the Schedule 13D filed by the Filers on June 16, 2003.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2005

Crosslink Capital, Inc. By: /s/ Michael J. Stark, President	Crosslink Crossover Fund III, L.P. By: Crossover Fund III Management, L.L.C. General Partner /s/ Michael J. Stark, Senior Fund Manager
Crossover Fund III Management, L.L.C. By: /s/ Michael J. Stark, Senior Fund Manager	Crosslink Verwaltungs GmbH By: /s/ Michael J. Stark, Managing Director
Crosslink Ventures IV Holdings, L.L.C. By: /s/ Michael J. Stark, Senior Fund Manager
/s/ Michael J. Stark	/s/ Seymour F. Kaufman
/s/ Thomas Edward Bliska	/s/ Daniel John Dunn
/s/ James Feuille	/s/ Gary Hromadko
/s/ David I. Epstein